(d)(1)(ii)

March 1, 2015

Voya Mutual Funds

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated March 1, 2015, we agree to waive the investment management fee payable to us under the Investment Management Agreement, dated November 18, 2014, between Voya Investments, LLC and Voya Mutual Funds (the “Agreement”).  Such waiver will be in an amount equal to the investment management fees allocated to, and otherwise payable by, the Class P shares of Voya Global Bond Fund, a series of Voya Mutual Funds, thereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the investment management fee in this manner for the period from March 1, 2015 through March 1, 2016.

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Mutual Funds.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Mutual Funds
(on behalf of the Funds)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President